AB 3/12/03

SO 3/13/03

03014361

SEC MAIL PROCESSING RECEIVED MAR 07 2003 WASH, D.C. 155 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48057

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. K. INVESTMENTS

Shree Krisn Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3030 N. CENTRAL AVE #200
(No. and Street)

CHICAGO, (City) IL (State) 60634-5310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HEMANT MODI 847-765-5493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NILESH TOPIWALA, CPA
(Name – *if individual, state last, first, middle name*)

9418 W. IRVING PARK RD, (Address) SCHILLER PARK (City) IL (State) 60176 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HEMANT MODI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. K. INVESTMENTS, as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CORPORATE ACCT. OF S. K. INVESTMENTS

Signature

Principal
Title

Notary Public

"OFFICIAL SEAL"
Cindy M. Lopez
Notary Public, State of Illinois
My Commission Expires May 21, 05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDIT REPORT
OF
SHREE KRISN INVESTMENT, INC.
FOR THE YEAR ENDED DECEMBER 31,2002

NILESH TOPIWALA,CPA
9418 W Irving Park Road
Schiller Park IL 60176
TEL (847) 678-0230
FAX (847) 678-0271

Report of Independent Public Accountant

To the Stockholders and the Board of Directors of
Shree Krisn Investments, Inc.

I have audited the accompanying balance sheet of Shree Krisn Investments, Inc. as of December 31, 2002 and the related statements of income, retained earnings and cash flows. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, no material differences were noted in audited computation of net capital and the unaudited Part II or part II A. Further, no material inadequancies were found to exist.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Shree Krisn Investments, Inc. as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accepted accounting principles.

Nilesh Topiwala

NILESH TOPIWALA,C.P.A.
SCHILLER PARK,IL 60176.
February 28, 2003.

SHREE KRISN INVESTMENTS,INC.
RECONCILIATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31,2002

		AS PER AUDITED REPORT	AS PER PART II A
BEGINNING NET WORTH		109,080	109,080
INCOME YEAR TO DATE			
INCOME	(15,610)		
EXPENSE	9,039	(24,649)	(24,649)
ADJUSTED NET WORTH		84,431	84,431
CAPITAL WITHDRAWAL		4,900	4,900
SUBORDINATED LOANS			
TOTAL AVAILABLE CAPITAL		79,531	79,531
LESS: NONALLOWABLE CAPITAL			
PROPERTY & EQUIPMENT (NET OF DEPRECIATION)		0	0
ORGANIZATION COST (NET OF DEPRECIATION)		0	0
		79,531	79,531
TENTATIVE NET CAPITAL		79,531	79,531
LESS:			
HAIRCUTS ON EQT. SECURUTIES-15% OF 38,337		5,751	5,751
NET CAPITAL		73,780	73,780

SHREE KRISN INVESTMENTS, INC.
SCHEDULE OF CURRENT ASSETS
December 31,2002

INVESTMENT

INVESTMENTS	149,016.64	
INVESTMENTS-Change In Value	(110,679.39)	
TOTAL INVESTMENT		$ 38,337.25

Shree Krisn Investments, Inc.

Statement of changes in stock holder's equity, for 12 months ending 12/31/2002

Total stockholder's equity as of 12/31/2001	$ 109,079.37
Total stockholder's equity as of 12/31/2002	$ 79,530.50
Changes in stockholder's equity during the year 2002	$ (29548.87)

Statement of Changes in liabilities subordinated to claims of creditors:
For 12 months ending 12/31/2002

Liabilities subordinated to claims of creditors as of 12/31/2001	$ 0.00
Liabilities subordinated to claims of creditors as of 12/31/2002	$ 0.00
Changes in liabilities subordinated to claims of creditors During above 12 months	$0.00

Financial Statements

of

SHREE KRISN INVESTMENTS,INC

For the Period Ended December 31, 2002

See Accompanying Accountant's Audit Report

SHREE KRISN INVESTMENTS,INC
Income Statement
For the Period Ended December 31, 2002

		12 Months Ended Dec. 31, 2002	Pct
Revenue			
Commission	$	8,843.23	(56.65)
Interest & Dividend Income		2,555.13	(16.37)
Unrealized Gain		(27,008.79)	173.02
Total Revenue		(15,610.43)	100.00
Operating Expenses			
Accounting		1,650.00	(10.57)
Advertising		150.00	(0.96)
Appraisal Fee		125.00	(0.80)
Commissions		2,291.55	(14.68)
Licenses and Fees		1,733.33	(11.10)
Office Expeses		427.96	(2.74)
Postage		102.00	(0.65)
Taxes - Other		2.40	(0.02)
Telephone		2,556.21	(16.38)
Total Expenses		9,038.45	(57.90)
Operating Income		(24,648.88)	157.90
Net Income (Loss)	$	(24,648.88)	157.90

See Accompanying Accountant's Audit Report

SHREE KRISN INVESTMENTS,INC
Balance Sheet
December 31, 2002

Assets

Current Assets				
Investment	$	38,337.25		
Money Market Account		16,193.25		
Total Current Assets			$	54,530.50
Fixed Assets				
Equipment		2,436.00		
Accumulated Depreciation		(2,436.00)		
Other Assets				
Deposits-RPR		25,000.00		
Organization Expense		4,265.00		
Accumulated Amortization		(4,265.00)		
Total Other Assets				25,000.00
Total Assets			$	79,530.50

See Accompanying Accountant's Audit Report

SHREE KRISN INVESTMENTS,INC
Balance Sheet
December 31, 2002

Liabilities and Equity

Current Liabilities		
Long Term Liabilities		
Equity		
Capital Stock	100.00	
Equity	64,936.00	
Retained Earnings	39,143.38	
Current Income (Loss)	(24,648.88)	
Total Equity		79,530.50
Total Liabilities & Equity		$ 79,530.50

See Accompanying Accountant's Audit Report

SHREE KRISN INVESTMENTS,INC.
Staement Of Cash Flows
For the Period Ended December 31,2002
Increase (Decrease) in Cash or Cash Equivalents

Cash Flow from Operating Activities	
Net Income (Loss)	$ (24,648.88)
Adjustments to Reconcile Cash Flow	
Decrease (Increase) in Current Assets	
Increase (Decrease) in Current Liabilities	
Cash Provided (Used) by Operations	$ (24,648.88)
Cash Flow from Investing Activities	
Sales (Purchases) of Assets	
Cash Flow from Financing Activities	
Cash (Used) or provided by :	
Equity	$ (4,900.00)
Cash Provided (Used) by Financing	$ (29,548.88)
Cash at Beginning of Period	$ 84,079.37
Cash at End of Period	$ 54,530.49